Exhibit 28

MARCONI TO HOST ANALYST/INVESTOR CONFERENCE CALL

London — December 15, 2002 — Marconi (MONI) announces that it will host a conference call and audiocast for analysts and investors on Monday 16 December at 4 pm UK time.

The call can be accessed on Marconi’s website or by dialling +44 (0) 20 8996 3900 from Europe or +1 617 801 9702 from US and quoting “Marconi”.

An instant replay will be available for seven days by dialling +44 (0) 1296 618700, pass code 661008 from Europe or +1 617 801 6888, passcode 71903 from US.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly
Public Relations
Marconi PLC
+44 (0) 207 306 1771
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi PLC
+44 (0) 207 306 1735
heather.green@marconi.com